UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D Under the Securities Exchange Act of 1934
(Amendment No. 2)

Tufin Software Technologies Ltd.
(Name of Issuer)

Ordinary Shares, Par Value NIS 0.015 Per Share
(Title of Class of Securities)

M8893U102
(CUSIP Number)

Tufin Software Technologies Ltd. 5 HaShalom Road, ToHa Tower Tel Aviv 6789205, Israel +972 (3) 612-8118
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 19, 2021
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-l(f) or 240.13d-l(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. M8893U102
1.	Names of Reporting Persons Catalyst Private Equity Partners (Israel) II, Limited Partnership
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO [Other]
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power
	8.	Shared Voting Power 1,796,219 Ordinary Shares*
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 1,796,219 Ordinary Shares*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person* 1,796,219 Ordinary Shares*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 4.99%**
14.	Type of Reporting Person (See Instructions) PN [Partnership]

* Catalyst Private Equity Partners (Israel) II, Limited Partnership (“Catalyst Israel”) holds 419,725 Ordinary Shares in trust for Catalyst Private Equity Partners (Israel B) II L.P. (“Catalyst B”) and 121,779 Ordinary Shares in trust for Catalyst Private Equity Partners (Israel C) II, L.P. (“Catalyst C”). The general partner of Catalyst Israel, Catalyst B and Catalyst C is Catalyst Investments II L.P. The general partner of Catalyst Investments II L.P. is Catalyst Equity (2006) Ltd.

** Based on 35,972,470 Ordinary Shares outstanding as of December 31, 2020 (as reported by the Issuer in its Amendment No. 1 to Form 20-F filed with the Securities and Exchange Commission on March 8, 2021).

CUSIP No. M8893U102
1.	Names of Reporting Persons Catalyst Investments II L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO [Other]
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power
	8.	Shared Voting Power 1,796,219 Ordinary Shares*
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 1,796,219 Ordinary Shares*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person* 1,796,219 Ordinary Shares*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 4.99%**
14.	Type of Reporting Person (See Instructions) PN [Partnership]

* Catalyst Private Equity Partners (Israel) II, Limited Partnership (“Catalyst Israel”) holds 419,725 Ordinary Shares in trust for Catalyst Private Equity Partners (Israel B) II L.P. (“Catalyst B”) and 121,779 Ordinary Shares in trust for Catalyst Private Equity Partners (Israel C) II, L.P. (“Catalyst C”). The general partner of Catalyst Israel, Catalyst B and Catalyst C is Catalyst Investments II L.P. The general partner of Catalyst Investments II L.P. is Catalyst Equity (2006) Ltd.

** Based on 35,972,470 Ordinary Shares outstanding as of December 31, 2020 (as reported by the Issuer in its Amendment No. 1 to Form 20-F filed with the Securities and Exchange Commission on March 8, 2021).

CUSIP No. M8893U102
1.	Names of Reporting Persons Catalyst Equity (2006) Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO [Other]
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power
	8.	Shared Voting Power 1,796,219 Ordinary Shares*
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 1,796,219 Ordinary Shares*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person* 1,796,219 Ordinary Shares*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 4.99%**
14.	Type of Reporting Person (See Instructions) OO [Other]

* Catalyst Private Equity Partners (Israel) II, Limited Partnership (“Catalyst Israel”) holds 419,725 Ordinary Shares in trust for Catalyst Private Equity Partners (Israel B) II L.P. (“Catalyst B”) and 121,779 Ordinary Shares in trust for Catalyst Private Equity Partners (Israel C) II, L.P. (“Catalyst C”). The general partner of Catalyst Israel, Catalyst B and Catalyst C is Catalyst Investments II L.P. The general partner of Catalyst Investments II L.P. is Catalyst Equity (2006) Ltd.

** Based on 35,972,470 Ordinary Shares outstanding as of December 31, 2020 (as reported by the Issuer in its Amendment No. 1 to Form 20-F filed with the Securities and Exchange Commission on March 8, 2021).

Amendment No. 2 to Schedule 13D

This Amendment No. 2 (“Amendment No. 2”) amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) by Catalyst Private Equity Partners (Israel) II, Limited Partnership, Catalyst Investments II L.P. and Catalyst Equity (2006) Ltd. (collectively, the “Reporting Persons”) on December 14, 2020 (the “Schedule 13D”). Each Item below amends and supplements the information disclosed under the corresponding Item of the Schedule 13D. Except as specifically provided herein, this Amendment No. 2 does not modify any of the information previously reported in the Schedule 13D. Unless otherwise indicated, capitalized terms used herein shall have the meanings ascribed to them in the Schedule 13D.

As set forth below, as a result of the transactions described herein, on April 19, 2021 each of the Reporting Persons ceased to be the beneficial owner of more than five percent of the Ordinary Shares. The Reporting Persons are also filing this Amendment No. 2 to report they are no longer part of a “group” between the Reporting Persons and Marker LLC (together with its affiliates, “Marker”) for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, with respect to the Ordinary Shares, as reported in Item 2 of the Schedule 13D. The filing of this Amendment No. 2 represents the final amendment to the Schedule 13D and constitutes an exit filing for the Reporting Persons.

Item 2. Identity and Background

Item 2(a) of the Schedule 13D is hereby amended and supplemented as follows:

Catalyst Israel is the record holder, and the Reporting Persons are the beneficial owners, of 1,796,219 Ordinary Shares, which the Reporting Persons acquired in a private investment prior to the initial public offering of the Issuer.

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended by the deletion of reference to the cooperation with Marker as the Reporting Persons no longer act together with Marker.

Item 5. Interest in Securities of the Issuer

Item 5(a)-(b) of the Schedule 13D is hereby amended and supplemented as follows:

On April 19, 2021, as part of the plan of dissolution and liquidation of Catalyst Israel, Catalyst B and Catalyst C, Catalyst Israel made an additional in-kind distribution of 1,371,738 Ordinary Shares to limited partners for no consideration. As a result of the in-kind distribution, Catalyst Israel beneficially owns 1,796,219 Ordinary Shares, representing approximately 4.99% of the outstanding Ordinary Shares of the Issuer.

Catalyst Partners in its capacity of being the sole general partner of Catalyst Israel controls and manages Catalyst Israel, Catalyst Private Equity B and Catalyst Private Equity C. Accordingly, Catalyst Partners is the beneficial owner of the 1,796,219 Ordinary Shares, representing approximately 4.99% of the outstanding Ordinary Shares of the Issuer, held by Catalyst Israel.

Catalyst Equity in its capacity of being the general partner of Catalyst Partners controls and manages Catalyst Partners. Accordingly, Catalyst Equity is the beneficial owner of the 1,796,219 Ordinary Shares, representing approximately 4.99% of the outstanding Ordinary Shares of the Issuer, held indirectly by Catalyst Partners and held directly by Catalyst Israel. Voting and investment power over the Ordinary Shares resides with the board of directors of Catalyst Equity, the general partner of the Catalyst Partners. Each Director specifically disclaims beneficial ownership in the Ordinary Shares reported herein.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Catalyst Private Equity Partners (Israel) II, Limited Partnership

April 19, 2021
Date

/s/ Edouard Cukierman
Signature

Edouard Cukierman / Authorized Signatory
(Name/Title)

April 19, 2021
Date

/s/ Yair Shamir
Signature

Yair Shamir / Authorized Signatory
(Name/Title)

Catalyst Investments II L.P.

April 19, 2021
Date

/s/ Edouard Cukierman
Signature

Edouard Cukierman / Authorized Signatory
(Name/Title)

April 19, 2021
Date

/s/ Yair Shamir
Signature

Yair Shamir / Authorized Signatory
(Name/Title)

Catalyst Equity (2006) Ltd.

April 19, 2021
Date

/s/ Edouard Cukierman
Signature

Edouard Cukierman / Authorized Signatory
(Name/Title)

April 19, 2021
Date

/s/ Yair Shamir
Signature

Yair Shamir / Authorized Signatory
(Name/Title)